UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Diamond Resorts International, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
25272T 104
(CUSIP Number)
David F. Palmer
10600 West Charleston Boulevard
Las Vegas, NV 89135
(702) 684-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 11, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 25272T104 13D/A Page 2 of 7

1	Names of reporting persons Chautauqua Management, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,673,798
	8	Shared voting power 4,967,301 (1)
	9	Sole dispositive power 2,673,798
	10	Shared dispositive power 4,967,301 (1)
11	Aggregate amount beneficially owned by each reporting person 7,641,099 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.10% (2)
14	Type of reporting person OO

(1)
Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Chautauqua Management, LLC is a managing member of 1818 Partners, LLC.

(2)	Based on 75,643,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A Page 3 of 7

1	Names of reporting persons Chautauqua IIA, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 616,647
	8	Shared voting power 0
	9	Sole dispositive power 616,647
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 616,647
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.82% (3)
14	Type of reporting person OO

(3)	Based on 75,643,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A Page 4 of 7

1	Names of reporting persons Chautauqua IIB, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 616,647
	8	Shared voting power 0
	9	Sole dispositive power 616,647
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 616,647
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.82% (4)
14	Type of reporting person OO

(4)	Based on 75,643,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A Page 5 of 7

1	Names of reporting persons David F. Palmer
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,564,295 (5)
	8	Shared voting power 5,583,948 (6)
	9	Sole dispositive power 4,564,295 (5)
	10	Shared dispositive power 5,583,948 (6)
11	Aggregate amount beneficially owned by each reporting person 10,148,243 (5)(6)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.19% (7)
14	Type of reporting person IN

(5)
Includes (i) 1,273,850 shares of common stock issuable upon exercise of options held by Mr. Palmer which are currently vested and (ii) an aggregate of 3,290,445 shares of common stock held by Chautauqua Management, LLC, of which Mr. Palmer is the sole manager, and Chautauqua IIA, LLC, of which Mr. Palmer is the investment manager.

(6)
Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Mr. Palmer is the sole manager of Chautauqua Management, LLC, a managing member of 1818 Partners, LLC. Also includes 616,647 shares of common stock held by Chautauqua IIB, LLC, of which Mr. Palmer’s spouse is the investment manager.

(7)	Based on 75,643,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A Page 6 of 7

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Chautauqua Management, LLC, Chautauqua IIA, LLC, Chautauqua IIB, LLC and David F. Palmer (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 5, 2013, as amended by Amendment No. 1 to such Schedule 13D filed on August 18, 2014 (as so amended, the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135.

This Amendment No. 2 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On September 11, 2014, Chautauqua Management, LLC pledged 1,500,000 shares of Common Stock (valued at approximately $36 million based on the closing price of the Common Stock on September 11, 2014), all of which were then held by Chautauqua Management, LLC, as collateral to secure a $10 million revolving loan facility for Chautauqua Management, LLC. Chautauqua Management, LLC does not intend to use borrowings under the loan facility to fund additional purchases of Common Stock.

CUSIP No. 25272T104 13D/A Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 12, 2014

CHAUTAUQUA MANAGEMENT, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Chautauqua Management, LLC
Jared T. Finkelstein, attorney-in-fact for Chautauqua Management, LLC

CHAUTAUQUA IIA, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Chautauqua IIA, LLC
Jared T. Finkelstein, attorney-in-fact for Chautauqua IIA, LLC

CHAUTAUQUA IIB, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Chautauqua IIB, LLC
Jared T. Finkelstein, attorney-in-fact for Chautauqua IIB, LLC

DAVID F. PALMER

/s/ Jared T. Finkelstein, as attorney-in-fact for David F. Palmer
Jared T. Finkelstein, attorney-in-fact for David F. Palmer